[GPI Letterhead]
October 6, 2005
Via EDGAR and Facsimile to (202) 772-9203
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Attn:	Mr. Michael Moran

Re:	Group 1 Automotive, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 1-13461
Ladies and Gentlemen:
     On behalf of Group 1 Automotive, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 16, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2004 (the “Form 10-K”). For your convenience, the comments provided by the Staff have been included in bold face, in the order presented in the Comment Letter, before the Company’s response to each comment.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25
Floorplan Interest Expense, page 37
1.	Please expand your disclosure to discuss the relationship between floorplan interest expense and manufacturer interest assistance including why you are eligible to receive assistance in excess of your incurred interest expense. In your discussion, quantify the amounts of interest assistance recognized and interest expense incurred and the effects on your cost of sales, gross profit, operating income and net income for each of the three years ending December 31, 2004. Disclose the basis for the amount of interest assistance received. Describe the impact this interest assistance has on your liquidity and capital resources in these periods and include any risks of concentration, performance or cancellation provisions that are reasonably likely to result in the termination or a material reduction in availability of this manufacturer assistance. See Item 303(a)(1) and (2) of Regulation S-K.

Securities and Exchange Commission
October 6, 2005

Response: Please note that a significant portion of the requested disclosure is included in the Form 10-K on page 30 under Results of Operations—New Vehicle Retail Data. We have also included in the Form 10-K disclosure regarding this interest assistance on:
•	page 17 under Risk Factors—Changes in interest rates could adversely impact our profitability;

•	page 37 under Results of Operations—Floorplan interest expense;

•	page 43 under Item 7A. Quantitative and Qualitative Disclosures about Market Risk;

•	page F-8 under Notes to Consolidated Financial Statements—Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Inventories; and

•	page F-17 under Notes to Consolidated Financial Statements—Note 7. CREDIT FACILITIES.
In response to this comment we propose to revise our discussion in the third paragraph on page 30 of the Form 10-K in future applicable filings as follows (revisions indicated by underlining):
“Most manufacturers offer interest assistance to offset floorplan interest charges incurred in connection with inventory purchases. This assistance varies by manufacturer, but in general provides for a defined amount regardless of our actual floorplan rate or the period of time for which the inventory is financed. The amount of interest assistance we recognize in a given period is primarily a function of the specific terms of the respective manufacturers’ interest assistance programs and wholesale interest rates, the average wholesale price of inventory sold, and our level of inventory turn. For these reasons, this assistance has ranged from approximately 105% to 160% of our total floorplan interest expense over the past three years. We record these incentives as a reduction of new vehicle cost of sales as the vehicles are sold, which therefore impact the gross profit and gross margin detailed above. The total assistance recognized in cost of goods sold during the years ended December 31, 2004, 2003 and 2002, was $33.2 million, $27.4 million and $26.7 million, respectively.”
We do not believe it to be reasonably likely that there would be a termination or a material reduction in the availability of this assistance and therefore have not included such disclosure in the discussion of Liquidity and Capital Resources beginning on page 38.
Liquidity and Capital Resources, page 38
2.	Please tell us how the tabular information that reflects $918 million in credit facilities outstanding reconciles to $932 million presented in your consolidated

Securities and Exchange Commission
October 6, 2005

balance sheet as of December 31, 2004. Also, please advise or revise your table of contractual obligations to include interest payments associated with your contractual obligations in future filings. In your response, please show us what your revised disclosure will look like.
Response: The $932 million of outstanding borrowings presented in the consolidated balance sheet includes $20.2 million of borrowings under miscellaneous immaterial arrangements with captive finance companies as disclosed under Notes to Consolidated Financial Statements—Note 7. CREDIT FACILITIES. The $932 million excludes $6.5 million of letters of credit that are included in the $918 million disclosed in the tabular information provided on page 40, as noted in footnote 1 to that table.
We will include estimated interest payments in the table of contractual obligations in future filings. We expect our revised disclosure to appear as follows:

		Payments Due by Period
Contractual Obligations	Total	< 1 Year	1-3 Years	3-5 Years	Thereafter
			(in thousands)
Floorplan notes payable	$848,260	$848,260	$—	$—	$—
Long-term debt obligations(1)	248,301	1,054	92,102	1,743	153,402
Estimated interest payments on floorplan notes payable(2)	4,811	4,811	—	—	—
Estimated interest payments on long-term debt obligations(3)	117,997	16,802	26,945	24,750	49,500
Operating leases	562,283	61,508	121,141	100,938	278,696
Purchase commitments(4)	52,347	47,973	4,374	—	—

Total	$1,833,999	$980,407	$244,562	$127,431	$481,598

(1)	Includes borrowings on the Acquisition Line and outstanding letters of credit.

(2)	Estimated interest payments were calculated using the floorplan balance and weighted average interest rate at December 31, 2004 and the assumption that these liabilities would be settled within 60 days which approximates our inventory days supply.

(3)	Estimated interest payments on long-term debt obligations includes fixed rate interest on our 8 1/4% Senior Subordinated Notes due 2013 plus variable rate interest on our Acquisition Line. The future variable rate interest was calculated using the Acquisition Line balance and current interest rate at December 31, 2004, and the assumption that this balance was held to contractual maturity of June 30, 2006.

(4)	Includes capital expenditures, acquisition commitment and other.
Item 8 Financial Statements and Supplementary Data, page 43 General
3.	We note that you have two reinsurance subsidiaries committed to the administration of your insurance service offerings. Please tell us why you have not included the supplemental information concerning property-casualty insurance operations, or Schedule V, for these subsidiaries. Reference is made to Rule 5-04(c) and Rule 12-18 of Regulation S-X.

Securities and Exchange Commission
October 6, 2005

Response: The Company’s reinsurance subsidiaries reinsure only the credit life and accident and health insurance policies sold by the Company’s dealerships. These subsidiaries do not underwrite any external policies.

Additionally, the Company is self-insured for a portion of the claims related to its property-casualty insurance program.

According to Rule 5-04(c), Schedule V may be omitted if reserves for unpaid property-casualty claims and claims adjustment expenses of the registrant and its consolidated subsidiaries, in the aggregate, do not exceed one-half of consolidated stockholders’ equity as of the beginning of the fiscal year.

As of January 1, 2004, the Company had $32.5 million accrued for unpaid claims under both its reinsurance and property-casualty self-insured programs, or 6.3% of consolidated stockholders’ equity of $518.1 million. For this reason, the Company did not include Schedule V with its filing.

4.	Tell us if your captive insurance subsidiaries have restricted shareholders’ equity due to either statutory requirements or terms and conditions of reinsurance agreements. If so, please tell is if the restricted shareholders’ equity of your insurance subsidiaries exceeds 25% of consolidated shareholders’ equity as of the most recent balance sheet date and whether you are required to disclose the financial information in Schedule I. See Rule 5-04(c) of Regulation S-X.

Response: Our captive insurance subsidiaries had restricted net assets, as defined by Rule 4-08(e)(3), totaling $11.5 million as of December 31, 2004. This did not exceed 25% of consolidated shareholders’ equity as of that date ($567.2 million) and thus we were not required to disclose the financial information in Schedule I.

5.	Please advise or revise your future filings to include a schedule for all existing valuation and qualifying accounts. See Rule 12-09 of Regulation S-X.

Response: Allowance for doubtful accounts and notes receivable is our only account that would be considered a valuation or qualifying account. As of December 31, 2004 and 2003, the Company had allowances for doubtful accounts and notes receivable of $2.3 million and $2.2 million, respectively, and disclosed such information under Notes to Consolidated Financial Statements—Note 5. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS. These allowances represented 2.8% and 3.4% of gross accounts and notes receivable. Additionally, we disclose our provision for doubtful accounts as a separate line item in our consolidated cash flow statement.
Rule 4-02 of Regulation S-X provides that immaterial items need not be disclosed. The Company, after considering the extent to which its allowances were already disclosed, did not consider this information material enough to warrant disclosure in Schedule II.

Securities and Exchange Commission
October 6, 2005

Consolidated Statements of Operations, page F-4
6.	Please tell us how you determined the twenty dealership franchises, disposed in the past five years and possessing approximately $267.2 million of annual revenues, do not qualify for treatment as assets held for sale or discontinued operations in previous filings. Include the criteria in paragraphs 30 and 42 of SFAS No. 144 in your response.

Response: We recognize that a dealership franchise qualifies for held for sale and discontinued operations treatment as it meets the criteria in paragraphs 30 and 42 of SFAS No. 144. However, as with all pronouncements promulgated by the FASB, the provisions of SFAS No. 144 need not be applied to immaterial items. We determine the materiality of transactions for recognition or disclosure under all pronouncements using the principles outlined in SAB 99. To determine the materiality of our dispositions, and the need for disclosure as both held for sale and discontinued operations, we consider both quantitative and qualitative factors.

From a quantitative perspective, drawing on the guidance regarding the significance of dispositions contained within Rule 11-01 of Regulation S-X, we have adopted a policy whereby we compare the measures set forth in Rule 1-02(w) of Regulation S-X for our dealership/franchise dispositions, both individually and in the aggregate, to the applicable consolidated measures. Additionally, we compare our dispositions’ prior year revenues, both individually and in the aggregate, to the prior year’s consolidated revenues. However, we have taken a slightly more conservative approach than the 20% threshold of Rule 11-01, instead using 10% for individual dealership/franchise dispositions and 20% for dispositions in the aggregate. Below is a summary of the magnitude of our dispositions in the aggregate relative to these thresholds, none of which we considered to be quantitatively material.

	Investment in	Assets	Pretax Inc	Revenues
Year of	as a % of	as a % of	as a % of	as a % of
Disposition(s)	Total Assets	Total Assets	Total Pretax Inc	Total Revenues
2004	N/A	N/A	N/A	N/A
2003	0.0%	0.9%	0.9%	1.8%
2002	0.5%	1.4%	1.1%	1.3%
2001	0.1%	2.5%	2.2%	2.9%
2000	0.0%	0.0%	0.0%	1.4%
Note: All percentages represent relative size of aggregate dispositions in a given year
In conjunction with these quantitative measures, we analyze the qualitative materiality of our dispositions on a case by case basis. Our business is such that the frequent sale of underperforming franchises is expected as part of our overall business strategy. Furthermore, we are not exiting a line of business, but rather disposing of individual dealerships or franchises

Securities and Exchange Commission
October 6, 2005

that are part of larger geographic “platforms.” We would also note for the Staff that 14 of the 20 dispositions made represented dispositions of one franchise among several operating out of a multi-franchise dealership location. None of these 20 dispositions represented the disposition of a platform.
After having assessed the quantitative and qualitative materiality of these dispositions both individually and in the aggregate, we deemed them immaterial for disclosure as either held for sale or as discontinued operations.
It should also be noted that, although not disclosed as part of the primary financial statements, disclosure of our dispositions beyond that which is required by SFAS No. 144 is made within the tables contained in Management’s Discussion and Analysis.
Consolidated Statements of Cash Flows, page F-6
7.	Please clarify how you derived cash flows related to floorplan notes payable and net borrowings on the revolving credit facility for the year ended December 31, 2004. The consolidated balance sheets reveal a $244,956,000 cash inflow from floorplan notes payable, less the floorplan notes acquired in fiscal 2004 business combinations. The cash inflow from floorplan notes currently presented is $73,509,000. In addition the $84,000,000 cash inflow from the acquisition line appears to be represented by $255,447,000 of cash inflows from the credit facility. Although the currently presented cash flow amounts equal the aggregate changes in the balance sheet, it appears there are significant reclassifications between cash flow categories. Please provide your calculation for the cash inflows for floorplan notes payable and the revolving credit facility as well as reclassifying adjustments and the applicable accounting pronouncements that support the present accounting treatment.

Response: Borrowings under our floorplan credit agreement generally require vehicle identification numbers to secure the loans. As disclosed in the first paragraph on page 40 under Liquidity and Capital Resources—Working Capital, an additional feature of our credit facility allows for us to pay down the gross floorplan borrowings in aggregate with idle cash that reduces our debt outstanding and thus reduces interest expense. We draw a distinction between borrowings/payments for vehicle inventory (see our response to comment 8 below) and these other borrowings/payments permissible under the credit facility which we consider to be financing activities as described in paragraphs 18 through 20 of SFAS No. 95.

In August 2003, we received approximately $144 million from the issuance of our 8 1/4% senior subordinated notes. These proceeds were directed into this floorplan offset, along with other excess funds. In 2004, a total of $171.4 million was re-borrowed primarily to fund our 2004 acquisitions and the redemption of our 10 7/8% senior subordinated notes in March 2004. This cash inflow, plus the $84 million drawn on our acquisition line of credit, accounted for the total cash inflow of $255.4 million from the credit facility. Below is a reconciliation of the net change in these accounts from December 31, 2003 to December 31, 2004.

Securities and Exchange Commission
October 6, 2005

	Floorplan	Acquisition Line	Total
Balance as of December 31, 2003	493,568	—	493,568
Floorplan assumed in acquisitions	109,736		109,736
Net credit facility borrowings for flooring vehicle inventory	73,509		73,509
Net credit facility borrowings for other uses	171,447	84,000	255,447

Balance as of December 31, 2004	848,260	84,000	932,260
8.	We note you include the changes in your floor plan notes payable as an operating activity on the statements of cash flows. Borrowings and repayments on floor plan notes payable for new and used vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowing and repayments should be included in operating activities similar to accounts payable treatment. See paragraph 23a of SFAS no. 95. Please advise and revise in future filings to distinguish your floor plan notes payable. Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.

Response: As disclosed under Notes to Consolidated Financial Statements—Note 7. CREDIT FACILITIES, we have an arrangement with a syndicate of lenders (which includes two manufacturer captive finance companies) to provide floorplan financing for new and used vehicle purchases, a credit facility with Ford Motor Credit Company under which we finance all purchases of new Ford vehicles, and a variety of other miscellaneous captive facilities under which we finance rental vehicles.

Our decision to utilize our primary credit facility instead of that which is offered by a manufacturer for a particular franchise relates primarily to efforts to minimize costs. The floorplan facility we utilize does not alter the process, and has no substantive impact on the economics (e.g., the cost of the vehicle, the floorplan assistance received, etc.), of the Company’s vehicle procurement activities.

In the retail automotive industry, floorplan notes payable are a universally accepted method of financing the acquisition of vehicle inventory held for sale. We believe that, regardless of the floorplan facility utilized to acquire our inventory, classification of all floorplan activity as an operating activity in our cash flow statement is appropriate and in accordance with the intent of SFAS No. 95, based on the following rationale:
a.	The incurrence of floorplan notes payable represents an activity necessary to acquire inventory for resale, resulting in trade payables as contemplated in paragraph 23(a) of SFAS No. 95 as opposed to traditional lines of credit or other borrowing facilities as contemplated in Paragraph 18 of SFAS No. 95 (see our response to comment 7 above). As a result, we have historically accounted for all floorplan financing for inventory purchases as accounts payable, with the related

Securities and Exchange Commission
October 6, 2005

changes in floorplan payables considered to be operating in nature and not a financing source of cash flows. Additionally, paragraph 24 of SFAS No. 95 states that “the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” Because the item in question, vehicle inventory, is predominately involved in the production of operating cash flows, we believe the classification of the related cash flows attributable to the underlying payable should be reflected as operating activities as well.

This treatment is consistent with the accounting followed by our peer group. Please refer to the filings of AutoNation, Sonic Automotive, UnitedAuto Group, Lithia Motors and Asbury Automotive Group.

b.	If we were to reflect payments to unaffiliated floorplan providers as financing cash flows, our operating cash flows would become excessively volatile. We believe such a presentation would be misleading and would not be representative of our free cash flow from operations. In addition, this presentation would not be comparable to that of other automotive dealers who may employ a different mix of affiliated and unaffiliated lenders.

c.	The major terms of the floorplan borrowings are similar regardless of the financing institution (e.g., collateral requirements, repayment terms, interest rates, etc.). We believe that different cash flow classification for a portion of what is essentially the same transaction is inconsistent with the intent of SFAS No. 95.

d.	Although floorplan notes payable are legally borrowings, there is essentially little or no costs to these borrowings due to the manufacturer interest assistance provided (see comment 1 above). This assistance is provided by the manufacturer regardless of whether the Company’s floorplan liability is with the affiliated lender or another source. As a result, we view these borrowings again to be more akin to trade payables.

e.	The participation of certain manufacturer captives in our syndicate of lenders would make it very difficult, if not impossible, to segregate borrowings between affiliated and unaffiliated lenders.

f.	The manufacturers require direct access to these third-party facilities and draw on this line when the vehicles are acquired, again making them more akin to trade payables and similar to the action taken by the manufacturers when dealing with their affiliated entities.
It is also noteworthy that, in assigning debt ratings to auto retailers, rating agencies regard floorplan financing as more akin to trade payables than to debt. This is based on (i) their belief that there is a ready market offered by the manufacturers and commercial lending institutions for these types of programs, (ii) the high loan-to-value ratios of floorplan notes payable, (iii) the fact that repayment generally is not required until the

Securities and Exchange Commission
October 6, 2005

vehicles are sold, and (iv) the fact that manufacturers typically offer various forms of subsidies that largely offset the borrowing costs associated with floorplan facilities.

With respect to Rule 5-02(19)(a) of Regulation S-X, we believe that our current presentation of floorplan notes payable appropriately reflects the nature of such liabilities as trade payables related to the acquisition of inventory for resale in the normal course of business.
Notes to Consolidated Financial Statements, page F-7
2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
9.	Please provide us with your accounting policies for recording Internet revenues specifically as it relates to reporting revenue and related costs either gross as a principal or net as an agent. Please refer to EITF No. 99-19. Tell us the names of the Internet sites operating right now and the amounts of revenue recorded in fiscal years 2004, 2003, and 2002. Tell us if you employ lead generators to refer prospective car buyers to either your brick and mortar dealerships or Internet sites. To the extent that lead generator fees are material, tell us if you pay fees for each referral, upon the consummation of the sale or based on a combination of factors. Tell us where you classify lead generator fees in your statement of operations and the amount of these fees incurred in fiscal years 2004, 2003 and 2002. Please include the names of your Internet sites and the related accounting policies in your future filings and include an example of the disclosures in your response. We may have further comments after reviewing your response.

Response: What we deem to be Internet sales are simply sales resulting from customer contacts that are made online. We have over 200 Internet sites that essentially are advertising for our brick and mortar dealerships. No vehicle purchases are consummated online and an immaterial volume of parts sales (approximately 0.7% of total parts and service sales for 2004), drawn from the stock of inventory at our dealerships, are consummated online. As a result, we have no Internet revenue streams that fall under the guidance provided in EITF No. 99-19.

We do employ lead generators to refer prospective car buyers to our physical dealerships. The fees paid to these lead generators are considered immaterial and for that reason we do not track these fees separately from other forms of advertising expense which is classified within SG&A expenses in our Statement of Operations. To quantify these fees would be an arduous undertaking and one which we believe would add little value to our financial statement disclosures.

10.	In future filings please expand your current revenue disclosure to clarify the following:
•	For sales transactions that have multiple units of accounting please state how you determine the separate units and allocate the fair values to each separate unit using the residual method. Also describe the nature of any performance,

Securities and Exchange Commission
October 6, 2005

termination, cancellation or refund type provisions, as applicable. See example 4 of EITF No. 00-21;

Response: We have only one arrangement that falls under the provisions of EITF No. 00-21. It involves the granting of free service, primarily oil changes, for a specified period of time following a customer’s purchase of a vehicle. Fair value, based on the normal retail price of such service sold as an independent product, is allocated to the promised service which is then deferred and either amortized over the life of the agreement or recognized at the end of a predetermined period, depending on the varying programs. The remaining purchase price is attributed to the sale of the vehicle in accordance with the residual method described in paragraph 12 of EITF No. 00-21 and recognized as revenue upon delivery.

There are no performance, termination, cancellation or refund type provisions associated with the delivered vehicle.

As of December 31, 2004 and 2003, we had a total of $2.5 million and $2.8 million, respectively, of deferred revenue associated with these arrangements. We estimate that less than $5 million of revenue was recognized for the years ending December 31, 2004, 2003 and 2002 from this revenue stream.

Given the relative immateriality of these transactions, we believe our level of disclosure surrounding these transactions is sufficient. However, in response to this comment, we will expand the second paragraph under Notes to Consolidated Financial Statements — Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Revenue Recognition in future applicable filings as follows (revisions indicated by underlining):
“In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company defers revenues received for products and services to be delivered at a later date. This relates primarily to the sale of various maintenance services, to be provided in the future, at the time of the sale of a vehicle. The amount of revenues deferred is based on the then current retail price of the service to be provided. The revenues are recognized over the period during which the services are to be delivered. The remaining residual purchase price is attributed to the vehicle and recognized as revenue at the time of the sale.”
•	Expand the disclosure of your future charge backs to include the disclosures required by Rule 12-09 of Regulation S-X for valuation and qualifying accounts and disclose the effects that a two percent change in service fee revenues would have on chargeback estimates, if such change was material. See Question 1 of Topic 13B;

Securities and Exchange Commission
October 6, 2005

Please include an example of your expanded and revised disclosure in your response.
Response: We do not believe that our chargeback liabilities are subject to the requirements of Rule 12-09 of Regulation S-X as they are not valuation or qualifying accounts, but rather contingent liabilities as contemplated in SFAS 48.
Business Segment Information, page F-12
11.	Please tell us how you arrived at the conclusion your reinsurance companies and auto dealerships are representative of a single reportable segment specifically as it relates to the nature of the products and services offered by these businesses and the regulatory environments which oversee the property and casualty insurance and automobile retail industries. See paragraph 17 of SFAS No. 131. If after further consideration you determine that you have multiple reportable segments, please include the segment disclosure required by paragraphs 33-39 of SFAS No. 131 in your future interim and annual filings. Disclose whether operating segments have been aggregated. Please include an example of the revised segment disclosure in your response, as applicable.

Response: The Company’s reinsurance subsidiaries reinsure only the credit life and accident and health insurance policies sold by the Company’s dealerships. We have chosen to reinsure these type policies because we anticipate, and have experienced, favorable claim experience. However, because the earnings associated with these entities are coincident with the selling of insurance products attached to vehicles sold at our dealerships we view them as integrated operations and not distinct activities. Furthermore, it is our belief that these entities do not constitute an operating segment, based on the definition contained in paragraphs 10 through 15 of SFAS No. 131, in particular because they do not meet the criteria in paragraph 10b. In this vain, our chief operating decision makers do not regularly review the operating results of these entities separately from our consolidated results to make decisions about resources to be allocated or to assess their performance.

Additionally, we consider these entities to be immaterial and believe that they would not warrant separate disclosure as a reportable segment under SFAS No. 131. From a quantitative standpoint, these entities’ total assets, stockholder’s equity, revenues, income from continuing operations before income taxes, and cash flows from operating activities were all less than 1.5% of the equivalent consolidated measures. These are the same measures used to assess their materiality for disclosure as non-guarantors under Rule 3-10 of Regulation S-X.

For these reasons, we believe our current presentation is in compliance with the requirements of SFAS No. 131.

Securities and Exchange Commission
October 6, 2005

12. Operating Leases, page F-21
12.	You disclose that you typically do not guarantee residual values on lease transactions. Reference is made to page 4 of your 10-K. Please tell us if any arrangements presently exist where you do guarantee the residual value in your leases even though this may not be a common or pervasive business practice. If these arrangements exist, please tell us the features of these residual guarantees and your accounting treatment.

Response: Page 4 of the Form 10-K refers to the infrequency with which we provide residual value guarantees to customers under leases where we are the lessor. Currently, we have provided no such guarantees.

The operating leases discussed on page F-21 of the Form 10-K are leases for facilities and equipment where we are the lessee. We do not guarantee the residual value of any of these leases.

13.	If other than cash, tell us the form and terms of Mr. Howard’s initial investment in the dealership buildings you sold on February 18, 2003 for $4.5 million. If the consideration is in the form of a buyer’s note tell us the relevant terms of the note including if it is supported by an irrevocable letter of credit. Tell us if there is any third party financing or if you provided direct or indirect funding to the buyer or collateralized or guaranteed loans for the buyer. Please summarize your response with a conclusion as to why the sale of these dealership buildings qualifies for sale-leaseback accounting treatment and include references to applicable accounting pronouncements as necessary.

Response: Mr. Howard paid the Company $4.5 million in cash in exchange for the buildings described. No financing was provided to Mr. Howard by the Company, and the Company made no guarantees to third-party financiers.

In accordance with paragraphs 7 through 13 of SFAS No. 98, we determined that the sale and subsequent leaseback of this property qualified for sale-leaseback accounting because:
a.	a normal leaseback existed in that we actively used the property;

b.	Mr. Howard paid cash equal to the estimated fair market value of the property at the time; and

c.	there was no continuing involvement on our part other than the normal lease.
In connection with the responses submitted herewith, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
October 6, 2005

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing or require additional information, please do not hesitate to contact the undersigned at (713) 647-5740 or Jeffrey M. Cameron, Vice President, Legal Counsel at (713) 647-5764.
Sincerely,
/s/ Robert T. Ray
Robert T. Ray
Senior Vice President, Chief Financial Officer
and Treasurer